UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

———————

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **February 3, 2009**



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On February 3, 2009, Archer-Daniels-Midland Company (ADM) issued a press release announcing second quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated February 3, 2009 announcing second quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: February 3, 2009   By   /s/ David J. Smith
                                    David J. Smith
                                    Executive Vice President, Secretary and
                                     General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated February 3, 2009



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Il 62526

News Release

FOR IMMEDIATE RELEASE   **February 3, 2009**

ARCHER DANIELS MIDLAND REPORTS SOLID SECOND QUARTER RESULTS
Company performed well amidst slowing demand.

Archer Daniels Midland Company (NYSE: ADM) today announced net earnings of $ 585 million for the quarter ended December 31, 2008, up 24 % from the same period a year ago. Net sales and other operating income increased 1 % to $ 16.7 billion.

"Our insight into market dynamics and our core competencies in risk and cost management enabled our team to deliver strong results for the quarter as we saw a weakening global demand and margin environment," said Chairman of the Board and Chief Executive Officer Patricia Woertz. "Our balance sheet is strong, and we are focused on managing our business in these challenging markets while continuing to execute our strategy of building long-term shareholder value through strengthening and growing our value chain."

► **Net earnings for the quarter ended December 31, 2008 increased 24 % to $ 585 million - $ .91 per share from $ 473 million - $ .73 per share last year.**

► **Net sales and other operating income increased 1 % to $ 16.7 billion for the quarter ended December 31, 2008.   Higher average selling prices resulting primarily from year-over-year increases in underlying commodity costs were offset by decreased sales volumes.**

► **Segment operating profit for the quarter decreased 15 % to $ 815 million from $ 955 million last year.**

- Oilseeds Processing operating profit increased due principally to improved results in all geographic regions, excluding South American fertilizer.

- Corn Processing operating profit decreased due principally to weaker ethanol operating conditions resulting in decreased bioproducts results.

- Agricultural Services operating profit increased due primarily to improved merchandising and handling results.

- Other operating profit decreased due principally to a non-cash operating loss related to the Company's investment in Gruma S.A.B. de C.V. and to increased captive insurance loss provisions.

► Financial Highlights
(Amounts in millions, except per share data and percentages)

	Three Months Ended December 31			Six Months Ended December 31		
	2008	2007	% Change	2008	2007	% Change
Net sales and other operating income	$ 16,673	$ 16,496	1 %	$ 37,833	$ 29,324	29 %
Segment operating profit	$ 815	$ 955	(15) %	$ 1,991	$ 1,752	14 %
Net earnings	$ 585	$ 473	24 %	$ 1,635	$ 913	79 %
Earnings per share	$ 0.91	$ 0.73	25 %	$ 2.54	$ 1.41	80 %
Average number of shares outstanding	643	646	–	644	646	–

Discussion of Operations

Net sales and other operating income increased 1 % to $ 16.7 billion for the quarter and increased 29 % to $ 37.8 billion for the six months. For the quarter, increased average selling prices, resulting primarily from higher underlying commodity costs, were offset by decreased sales volumes and foreign exchange translation impacts. Year-to-date net sales and other operating income increased 29 % due principally to sharp rises in underlying commodity costs partially offset by decreased sales volumes.

A summary of segment operating profit and net earnings is as follows:

	Three months ended December 31			Six months ended December 31		
	2008	2007	Change	2008	2007	Change
Oilseeds Processing	$ 319	$ 219	$ 100	$ 829	$ 428	$ 401
Corn Processing	29	275	(246)	147	528	(381)
Agricultural Services	462	315	147	890	544	346
Other	5	146	(141)	125	252	(127)
Segment operating profit	815	955	(140)	1,991	1,752	239
Corporate	11	(270)	281	329	(421)	750
Earnings before income taxes	826	685	141	2,320	1,331	989
Income taxes	(241)	(212)	(29)	(685)	(418)	(267)
Net earnings	$ 585	$ 473	$ 112	$ 1,635	$ 913	$ 722

Net earnings increased $ 112 million for the quarter and $ 722 million for the six months due principally to the positive impact on corporate results of the changes in LIFO inventory valuations. Segment operating profit decreased $ 140 million for the quarter and increased $ 239 million for the six months.

Oilseeds Processing Operating Profit

	Three months ended December 31			Six months ended December 31		
	2008	2007	Change	2008	2007	Change
Crushing and origination	$ 187	$ 141	$ 46	$ 526	$ 272	$ 254
Refining, packaging, biodiesel and other	86	46	40	192	108	84
Asia	46	32	14	111	48	63
Total Oilseeds Processing	$ 319	$ 219	$ 100	$ 829	$ 428	$ 401

Oilseeds Processing operating profit increased $100 million for the quarter and $ 401 million for the six months. Crushing and origination results increased $ 46 million for the quarter and $254 million for the six months due principally to improved crushing and origination margins partially offset by lower fertilizer sales volumes and margins. Refining, packaging, biodiesel and other results increased $40 million for the quarter and $84 million for the six months. Biodiesel results increased for both the quarter and six months primarily related to the start up of a new facility in Brazil. Refining, packaging, biodiesel and other results also improved due to increased selling prices and the absence of asset abandonment charges of $ 15 million and $ 18 million included in the quarter and six months ended December 31, 2007, respectively. Asia results increased $14 million for the quarter and $63 million for the six months due to increased earnings related to equity investments, principally Wilmar International Limited.

Corn Processing Operating Profit

	Three months ended December 31			Six months ended December 31		
	2008	2007	Change	2008	2007	Change
Sweeteners and starches	$ 140	$ 150	$ (10)	$ 205	$ 317	$ (112)
Bioproducts	(111)	125	(236)	(58)	211	(269)
Total Corn Processing	$ 29	$ 275	$ (246)	$ 147	$ 528	$ (381)

Corn Processing operating profit decreased $ 246 million for the quarter and $ 381 million for the six months. Sweetener and starches operating profit decreased $10 million for the quarter and $112 million for the six months due principally to sharply higher net corn and increased manufacturing costs partially offset by higher average selling prices. Bioproducts operating profit decreased $236 million for the quarter and $269 million for the six months due principally to a significant decline in ethanol margins resulting from sharply higher net corn and increased manufacturing costs, lower average selling prices and inventory write-downs.

Agricultural Services Operating Profit

	Three months ended December 31			Six months ended December 31		
	2008	2007	Change	2008	2007	Change
Merchandising and handling	$ 385	$ 258	$ 127	$ 770	$ 443	$ 327
Transportation	77	57	20	120	101	19
Total Agricultural Services	$ 462	$ 315	$ 147	$ 890	$ 544	$ 346

Agricultural Services operating profit increased $ 147 million for the quarter and $346 million for the six months due principally to improved global merchandising and handling margins resulting from opportunities created by volatile commodity and freight market conditions. Transportation results increased for the quarter and six months due principally to higher barge freight rates.

Other Operating Profit

	Three months ended December 31			Six months ended December 31		
	2008	2007	Change	2008	2007	Change
Wheat, cocoa, malt, and sugar	$ 51	$ 78	$ (27)	$ 154	$ 116	$ 38
Financial	(46)	68	(114)	(29)	136	(165)
Total Other	$ 5	$ 146	$ (141)	$ 125	$ 252	$ (127)

Other operating profit decreased $ 141 million for the quarter and $ 127 million for the six months. Wheat, cocoa, malt and sugar operating profit decreased $27 million for the quarter and increased $ 38 million for the six months due principally to lower equity earnings from the Company's investment in Gruma S.A.B. de C.V. related to foreign currency derivative losses partially offset by improved wheat and cocoa processing margins. Financial operating profit decreased $114 million for the quarter and $165 million for the six months primarily due to increased captive insurance loss provisions, decreased interest income of the Company's brokerage services business and decreased gains from sales of marketable securities.

Corporate Results

	Three months ended December 31			Six months ended December 31		
	2008	2007	Change	2008	2007	Change
LIFO credit (charge)	$ 123	$ (225)	$ 348	$ 576	$ (307)	$ 883
Investment (expense) income	(32)	38	(70)	(51)	81	(132)
Corporate costs	(35)	(60)	25	(129)	(150)	21
Other	(45)	(23)	(22)	(67)	(45)	(22)
Total Corporate	$ 11	$ (270)	$ 281	$ 329	$ (421)	$ 750

Corporate results increased $ 281 million for the quarter and $ 750 million for the six months due principally to LIFO credits of $ 123 million for the quarter and $ 576 million for the six months ended December 31, 2008 compared to LIFO charges of $225 million and $307 million for the quarter and six months ended December 31, 2007, respectively. Investment (expense) income decreased $ 70 million for the quarter and $ 132 million for the six months primarily related to increased interest expense and decreased interest income, partially offset by increased capitalized interest on construction projects.

Conference Call Information

Archer Daniels Midland Company will host a conference call and audio Web cast at 8:00 a.m. Central Time on Tuesday, February 3, 2009 to discuss financial results and provide a Company update. In addition, a financial summary slide presentation will be available to download approximately 60 minutes prior to the start of the call. To listen to the call via the Internet or to download the slide presentation, go to: www.adm.com/webcast. To listen by telephone, dial 800-561-2601 or 617-614-3518; the access code is 81365958. Replay of the call will be available Feb. 4 to Feb. 10, 2009. To listen to the replay by telephone, dial 888-286-8010 or 617-801-6888; the access code is: 91016887. To listen to the replay online, visit www.adm.com/webcast.

Every day, the 27,000 people of Archer Daniels Midland Company (NYSE: ADM) turn crops into renewable products that meet the demands of a growing world. At more than 230 processing plants, we convert corn, oilseeds, wheat and cocoa into products for food, animal feed, chemical and energy uses. We operate the world's premier crop origination and transportation network, connecting crops and markets in more than 60 countries. Our global headquarters is in Decatur, Illinois, and our net sales for the fiscal year ended June 30, 2008, were $70 billion. For more information about our Company and our products, visit www.adm.com.

Contacts:
David Weintraub   Dwight Grimestad
Director, External Communications   Vice President, Investor Relations
217/424-5413   217/424-4586

(Financial Tables Follow)

February 3, 2009

Archer Daniels Midland Company
Consolidated Statements of Earnings
(unaudited)

		Three months ended December 31			Six months ended December 31	
		2008	2007		2008	2007
		(in millions, except per share amounts)				
Net sales and other operating income	$	16,673	$ 16,496	$	37,833	$ 29,324
Cost of products sold		15,461	15,548		34,754	27,446
Gross profit		1,212	948		3,079	1,878
Selling, general and administrative expenses		337	338		746	693
Other (income) expense – net		49	(75)		13	(146)
Earnings before income taxes		826	685		2,320	1,331
Income taxes		241	212		685	418
Net earnings	$	585	$ 473	$	1,635	$ 913
Diluted earnings per common share	$	.91	$ .73	$	2.54	$ 1.41
Average number of shares outstanding		643	646		644	646
Other (income) expense - net consists of:						
Interest expense	$	120	$ 113	$	249	$ 201
Investment income		(48)	(69)		(102)	(132)
Net loss (gain) on marketable securities transactions		–	(13)		(9)	(27)
Equity in earnings of unconsolidated affiliates		(93)	(124)		(216)	(210)
Other – net		70	18		91	22
	$	49	$ (75)	$	13	$ (146)

February 3, 2009

Archer Daniels Midland Company
Segment Operating Analysis
(unaudited)

		Three months ended December 31			Six months ended December 31	
		2008	2007		2008	2007
		(in millions)				
Net sales and other operating income						
Oilseeds Processing	$	5,296	$ 5,255	$	13,068	$ 9,865
Corn Processing		1,853	1,683		4,094	3,204
Agricultural Services		8,141	8,233		17,710	13,773
Other		1,383	1,325		2,961	2,482
Total net sales and other operating income	$	16,673	$ 16,496	$	37,833	$ 29,324

		Three months ended December 31			Six months ended December 31	
		2008	2007		2008	2007
		(in millions)				
Segment Operating profit						
Oilseeds Processing [1] [3]	$	319	$ 219	$	829	$ 428
Corn Processing [1]		29	275		147	528
Agricultural Services [3]		462	315		890	544
Other [1] [3] [4]		5	146		125	252
Total segment operating profit		815	955		1,991	1,752
Corporate [2] [3] [4] [5]		11	(270)		329	(421)
Earnings before income taxes	$	826	$ 685	$	2,320	$ 1,331

	Three months ended December 31			Six months ended December 31	
	2008	2007		2008	2007
	(in 000s metric tons)				
Processing volumes					
Oilseeds Processing	7,136	7,484		14,160	14,668
Corn Processing	4,416	4,499		9,004	8,943
Wheat, cocoa and malt	1,847	2,111		3,725	4,255
Total processing volumes	13,399	14,094		26,889	27,866

[1]   Includes asset impairment charges of $ 9 million in Other for the quarter and six months ended December 31, 2008. Includes asset impairment charges of $15 million in Oilseeds for the quarter and $18 million, $2 million and $1 million in Oilseeds, Corn and Other, respectively, for the six months ended December 31, 2007.

[2]   Includes LIFO credit of $123 million for the quarter and $576 million for the six months ended December 31, 2008. Includes LIFO charge of $225 million for the quarter and $307 million for the six months ended December 31, 2007.

[3]   Includes gain on asset and business disposal of $7 million in Corporate for the quarter and $3 million, $2 million, $5 million and $7 million in Oilseeds, Agricultural Services, Other and Corporate, respectively, for the six months ended December 31, 2008. There was no gain on asset and business disposals for the quarter and six months ended December 31, 2007.

[4]   Includes gain on securities of $11 million and $1 million in Other and Corporate, respectively, for the quarter and $25 million and $2 million in Other and Corporate, respectively, for the six months ended December 31, 2007. There was no gain on securities for the quarter and six months ended December 31, 2008.

[5]   Includes realignment charges of $23 million for the six months ended December 31, 2007. There were no realignment charges for the quarter ended December 31, 2007 or for the quarter and six months ended December 31, 2008.

February 3, 2009

Archer Daniels Midland Company
Summary of Financial Condition
(unaudited)

	December 31 2008		June 30 2008
	(in millions)		
NET INVESTMENT IN			
Cash, cash equivalents and short-term marketable securities	$ 3,352	$	1,265
Working capital (excluding cash, cash equivalents and short-term marketable securities)	8,263		12,924
Property, plant, and equipment	7,412		7,125
Investments in and advances to affiliates	2,640		2,773
Long-term marketable securities	633		590
Other non-current assets	1,112		1,113
	$ 23,412	$	25,790
FINANCED BY			
Short-term debt	$ 568	$	3,123
Long-term debt, including current maturities	7,795		7,922
Deferred liabilities	1,355		1,255
Shareholders' equity	13,694		13,490
	$ 23,412	$	25,790

Summary of Cash Flows
(unaudited)

	Six Months Ended December 31		
	2008		2007
	(in millions)		
Operating Activities			
Net earnings	$ 1,635	$	913
Depreciation and asset abandonments	366		380
Other – net	46		72
Changes in operating assets and liabilities	3,818		(4,291)
Total Operating Activities	5,865		(2,926)
Investing Activities			
Purchases of property, plant and equipment	(1,069)		(896)
Proceeds from sales of businesses	237		–
Net assets of businesses acquired	(24)		(10)
Other investing activities	(701)		(40)
Total Investing Activities	(1,557)		(946)
Financing Activities			
Long-term debt borrowings	102		515
Long-term debt payments	(16)		(49)
Net borrowings (payments) under lines of credit	(2,698)		4,042
Purchases of treasury stock	(100)		(61)
Cash dividends	(167)		(148)
Other	9		15
Total Financing Activities	(2,870)		4,314
Increase in cash and cash equivalents	1,438		442
Cash and cash equivalents - beginning of period	810		663
Cash and cash equivalents - end of period	$ 2,248	$	1,105